Executive Members

Brenden Dougherty – Founder & Executive Officer
Extensively studied in the practical world of cash flows, performance indicators, and financial modeling, Mr. Dougherty has worked on the trade desk of UBS and the data analytics of two premier Chicago investment management companies. His true strength lies in his ability to lead large organizations on shoestring budgets and successfully improvise in unchartered waters. The current president of the NorthShore Associate Board, Dougherty has helped the non-profit successfully raise over $500,000, while leading over 70 members. He has designed and developed all marketing, editorial, tech, and business strategies for OGC. He attended University of Illinois at Chicago.
Work History – PPM America ('13-'16), Mesirow Financial ('11-'13), UBS Asset Management ('10-'11)

David Soto – Operating Officer
Mr. Soto is an experienced and proven leader who brings a deep well of knowledge and sharpened tool set to the company. His passion for building businesses is only surpassed by his talents in molding cohesive and productive teams that deliver at the highest levels and under the most ambitious deadlines. He has had a successful track record in executive leadership as the CEO of American Bionutritional Care LLC, Executive Director of Asturia Ventures, CFO at Mouser & Schmillen PLLC & Senior Partner of Benchmark Inc. Over the past 15 years, David has successfully raised over $300 million for various projects in every stage of enterprise development.
Work History – American Bionutritional Care ('15-'16), Asturia Ventures ('06-'16), Mouser & Schmillen ('09-'14)

Igor Polevoy – Technology Officer
Mr. Polevoy is equal parts solutions junkie and tech innovator as a seasoned product developer and enterprise architect. He has a penchant for building products that solve real world problems, while immersing users in new virtual experiences. He is currently President of Express Pigeon and CTO at Edovo. In a past life, he was the Lead Product Engineer at Groupon as well as the Enterprise Architect for Sears Holding Co. & ABN AMRO. Igor is also the lead developer for the Java Lite programming language that is used by Hewlett Packard, Yahoo!, Ebay, Amazon, Go Daddy, and many more.
Work History – ExpressPigeon ('11-'16), Edovo ('14-'16), Groupon ('11-'14)

<u>Mandy Yoh – Communications Officer</u>
Ms. Yoh is an innovative communication strategist whose obsessive delve into high-level analytics has developed a refined instinct for delivering the unexpected. She thrives in crafting brand messages that are innovative and uniquely tailored. Developing and implementing the communications platform for Chicago's tech darling, SpotHero, Mandy continued to hone her expertise while heading the communications department at ReviewTrackers. She holds the perfect balance between past success and a hunger to build bigger and bolder. Mandy received her Marketing degree from Bowling Green State University.
Work History – ReviewTrackers ('15-'16), LAZ Parking ('14-'15), SpotHero ('12-'14)

<u>Steph Jurusz – Senior Editor</u>
Ms. Jurusz is a sharp, tactful and punchy editor whose creative talents are only enhanced by her obsessive attention to detail. She holds a MFA in Nonfiction and has over seven years of editorial experience spanning academia, creative, and corporate environments. She attended the University of Central Florida for her undergraduate studies and Columbia College for her Masters of Fine Arts. Pioneering an editorial team of globally thinking, culturally conscious writers is what she enjoys most about OGC.
Work History – Columbia College ('13-'16), 826Chi ('15-'16)